PROSPECTUS Dated	Pricing Supplement No. 29
January 17, 2006	October 2, 2006

U.S. $18,000,000,000	Rule 424 (b)(3)
FORD MOTOR CREDIT COMPANY	Registration Statement
FLOATING RATE DEMAND NOTES	No. 333-131062

Interest Rate Per Annum

Period	Tier One Notes	Tier Two Notes	Tier Three Notes
Beginning	Under $15,000	$15,000-$49,999	$50,000 and over
10/2/2006	5.77%	5.92%	6.07%